06003914

UNITED STATES
SECURITIES AND EXCHANGECOMMISSION
Washington. D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** AND ENDING **12/31/05**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pruzan & Co. LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

640 Fifth Avenue, 19th Floor
(No and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Pruzan	**(212) 380-2650**
	(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel & Starr, Certified Public Accountants, LLP
(Name – *if individual, state last, first, middle name*)

404 Park Avenue South, 6th Floor	**New York**	**NY**	**10016**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Robert A. Pruzan, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pruzan & Co, LLC, as of December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert A. Pruzan
Chief Executive Officer

Subscribed & Sworn to before me
this 27th day of February, 2006

Notary Public

LISA LEW
Notary Public, State of New York
No. 01LE5086446
Qualified in Kings County
Commission Expires Oct. 14, 2007

PRUZAN & CO. LLC

Statement of Financial Condition

December 31, 2005

FRANKEL & STARR
Certified Public Accountants, LLP
(212) 683-5100
Fax: (212) 683-5121

404 Park Avenue South,
6th Floor
New York, NY 10016

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Member of Pruzan & Co. LLC

We have audited the accompanying statement of financial condition of Pruzan & Co. LLC (the Company) as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above present fairly, in all material respects, the financial position of Pruzan & Co. LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Frankel & Starr, Certified Public Accountants, LLP

Frankel & Starr, Certified Public Accountants, LLP

January 23, 2006

New York, NY

Pruzan & Co. LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 1,950,452
Accounts receivable	254,466
Due from member	1,265,103
Other assets	60,317
Total assets	$ 3,530,338
Liabilities and member's equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 52,114
Deferred revenue	58,333
Total liabilities	110,447
Commitment	-
Member's equity	3,419,891
Total liabilities and member's equity	$ 3,530,338

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATION

Pruzan & Co. LLC (the "Company") is a Delaware limited liability company formed on February 25, 2004 and is wholly owned by Pruzan Holdings LLC (the "Parent" or "Member"). Effective May 17, 2005, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). The Company provides investment banking and strategic advisory services to a select client base.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Preparation</u>

The accompanying financial statement has been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – CONCENTRATION OF RISK

<u>Cash</u>

During the year ended December 31, 2005, bank account balances exceeded the Federal Deposit Insurance Corporate ("FDIC") limit of $100,000. At December 31, 2005, the bank balances exceeded the insured FDIC limit by $1,788,413.

<u>Accounts Receivable</u>

The accounts receivable balance as of December 31, 2005, was $254,466. The Company's accounts receivable is comprised of two clients, which represent 100% of the accounts receivable balance.

NOTE 4 – DUE FROM MEMBER

The Company received a total of $1,750,000 in cash advances from a majority owner of the Parent during the year ended December 31, 2005.

On January 1, 2005, the Company entered into a Standing Intercompany Loan Agreement (the "Loan") with its Parent.

Borrowings, which are due on demand, incur interest each month on the average monthly balance at the Applicable Federal Short-Term Rate in effect for that month. For the year ended December 31, 2005, interest was charged at 6%.

On April 1, 2005, the Company entered into an Expense Sharing Agreement with its Parent. Under the terms of this agreement, the Parent pays all rent and other charges related to the premises, owns all fixed assets located at the premises and records all depreciation and amortization.

Based upon the effect of the transactions as described in the above agreements, as of December 31, 2005, the Company has a balance due from the Parent in the amount of $1,265,103.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires that the Company maintain a net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $1,840,005, which was $1,832,642 in excess of its required net capital of $7,363. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.